1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 24, 2024

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,726

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,726 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares U.S. Manufacturing ETF (the “Fund”).

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on May 28, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff the Fund’s completed fee table and cost example.

Comment 2:	Please include “Small Capitalization Risk” as a principal risk of the Fund.

Response:	The Trust will add “Small-Capitalization Companies Risk” as a principal risk of investing in the Fund.

Comment 3:

In the SAI, in the section entitled “Acceptance of Orders for Creation Units,” please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv).

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

June 24, 2024

Response:

The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

* * *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Ho

John Rupp